[Letterhead of Impac Mortgage Holdings, Inc.]

September 2, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington D.C. 20549

Attn: Jeffrey A. Shady, Esq.

Re:	Impac Mortgage Holdings, Inc.

Registration Statement on Form S-3

File No. 333-121562

Request for Acceleration of Effectiveness

Dear Mr. Shady:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement become effective at 4:00 PM Eastern Daylight Time on September 7, 2005 or as soon thereafter as possible.

Further, the Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Katherine J. Blair of Kirkpatrick & Lockhart Nicholson Graham LLP at (310) 552-5000 or by facsimile at (310) 552-5001. Thank you for your assistance and cooperation.

Sincerely,

/s/ Gretchen D. Verdugo
Gretchen D. Verdugo
Executive Vice President and
Chief Accounting Officer

cc:    Katherine J. Blair